Exhibit 99.1

Condensed Consolidated Interim Financial Statements of

Almaden Minerals Ltd.

For the three months ended March 31, 2025

(Unaudited)

NOTICE OF NO AUDITOR REVIEW OF CONDENSED

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

The accompanying unaudited condensed consolidated interim financial statements of Almaden Minerals Ltd (“the Company”) for the three months ended March 31, 2025 have been prepared by the management of the Company and approved by the Company’s Audit Committee and the Company’s Board of Directors.

Under National Instrument 51-102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of the consolidated interim financial statements, they must be accompanied by a notice indicating that an auditor has not reviewed the financial statements.

The accompanying unaudited condensed consolidated interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by CPA Canada for a review of the condensed consolidated interim financial statements by an entity’s auditor.

Almaden Minerals Ltd.

Condensed consolidated interim statements of financial position

(Unaudited - Expressed in Canadian dollars)

	March 31, 2025	December 31, 2024
	$	$
ASSETS
Current assets
Cash and cash equivalents (Note 12)	5,355,388	3,155,750
Gold in trust (Note 8)	1,780,605	1,491,281
Accounts receivable and prepaid expenses (Note 4)	161,703	311,319
	7,297,696	4,958,350

Non-current assets
Right-of-use assets (Note 5)	203,444	228,875
Property, plant and equipment (Note 6)	6,604,912	6,594,399
Exploration and evaluation assets (Note 7)	1	1
	6,808,357	6,823,275
TOTAL ASSETS	14,106,053	11,781,625

LIABILITIES
Current liabilities
Trade and other payables	390,559	424,465
Deposit (Note 6)	2,443,920	—
Current portion of lease liabilities (Note 5)	117,547	113,981
	2,952,026	538,446

Non-current liabilities
Long-term portion of lease liabilities (Note 5)	132,686	163,124
Gold loan payable (Note 8)	9,385,885	8,128,263
	9,518,571	8,291,387
Total liabilities	12,470,597	8,829,833

EQUITY
Share capital (Note 9)	141,040,654	141,040,654
Reserves (Note 9)	23,356,523	23,356,523
Deficit	(162,761,721)	(161,445,385)
Total equity	1,635,456	2,951,792
TOTAL EQUITY AND LIABILITIES	14,106,053	11,781,625

Subsequent event (Note 17)

These condensed consolidated interim financial statements are authorized for issue by the Board of Directors on May 8, 2025.

They are signed on the Company’s behalf by:

/s/Duane Poliquin	/s/ Ria Fitzgerald
Director	Director

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Almaden Minerals Ltd.

Condensed consolidated interim statements of comprehensive loss

(Unaudited - Expressed in Canadian dollars)

	Three months ended March 31,
	2025	2024
	$	$
Expenses
Professional fees	54,582	74,970
Salaries and benefits (Note 10(a))	361,709	359,969
Travel and promotion	10,119	3,098
Depreciation (Note 6)	1,641	2,155
Office and license (Note 10(b))	15,328	19,931
Amortization of right-of-use assets (Note 5)	25,431	25,431
Occupancy expenses (Note 5)	9,894	9,894
Interest expense on lease liabilities (Note 5)	6,109	8,528
Interest and standby fees on gold loan payable (Note 8)	78,202	147,471
Listing and filing fees	68,012	66,971
Insurance	23,893	27,327
Directors’ fees (Note 10(a))	26,250	33,750
	681,170	779,495

Other income (loss)
Administrative services fees (Note 10(b))	294,606	286,420
Interest and other income	18,575	60,260
Impairment of exploration and evaluation assets (Note 7)	(57,102)	(62,586)
Fair value adjustments on gold loan payable (Note 8)	(1,169,390)	(328,850)
Unrealized gain on gold in trust (Note 8)	290,671	77,778
Unrealized foreign exchange loss on gold loan payable (Note 8)	(10,030)	(109,557)
Unrealized foreign exchange gain (loss) on gold in trust (Note 8)	(1,347)	26,525
Foreign exchange gain (loss)	(1,149)	76,439
	(635,166)	26,429

Total comprehensive loss for the period	(1,316,336)	(753,066)

Basic and diluted net loss per share (Note 11)	(0.01)	(0.01)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Almaden Minerals Ltd.

Condensed consolidated interim statements of cash flows

(Unaudited - Expressed in Canadian dollars)

	Three months ended March 31,
	2025	2024
	$	$
Operating activities
Net loss for the period	(1,316,336)	(753,066)
Items not affecting cash
Depreciation	1,641	2,155
Amortization of right-of-use assets	25,431	25,431
Impairment of exploration and evaluation assets	57,102	62,586
Interest expenses on lease liability	6,109	8,528
Interest and standby fees on gold loan payable	78,202	147,471
Fair value adjustments on gold loan payable	1,169,390	328,850
Unrealized gain on gold in trust	(290,671)	(77,778)
Unrealized foreign exchange loss on gold loan payable	10,030	109,557
Unrealized foreign exchange (gain) loss on gold in trust	1,347	(26,525)
Changes in non-cash working capital components
Accounts receivable and prepaid expenses	149,616	188,815
Trade and other payables	(33,906)	(363,876)
Net cash used in operating activities	(142,045)	(347,852)
Investing activities
Property, plant and equipment – purchase	(12,154)	(1,328)
Deposit	2,443,920	—
Exploration and evaluation assets – costs	(57,102)	(62,583)
Net cash from (used) in investing activities	2,374,664	(63,911)
Financing activities
Repayment of lease liabilities	(32,981)	(32,155)
Net cash used in financing activities	(32,981)	(32,155)

Change in cash and cash equivalents	2,199,638	(443,918)
Cash and cash equivalents, beginning of period	3,155,750	4,245,983
Cash and cash equivalents, end of period	5,355,388	3,802,065
Supplemental cash flow information (Note 12)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Almaden Minerals Ltd.

Condensed consolidated interim statements of changes in equity

(Unaudited - Expressed in Canadian dollars)

	Share capital		Reserves
	Number of shares	Amount	Share-based payments	Warrants	Total reserves	Deficit	Total
		$	$	$	$	$	$
Balance, January 1, 2024	137,221,408	141,040,654	22,640,555	715,968	23,356,523	(158,570,324)	5,826,853
Total comprehensive loss for the period	—	—	—	—	—	(753,066)	(753,066)
Balance, March 31, 2024	137,221,408	141,040,654	22,640,555	715,968	23,356,523	(159,323,390)	5,073,787
Total comprehensive loss for the period	—	—	—	—	—	(2,121,995)	(2,121,995)
Balance, December 31, 2024	137,221,408	141,040,654	22,640,555	715,968	23,356,523	(161,445,385)	2,951,792
Total comprehensive loss for the period	—	—	—	—	—	(1,316,336)	(1,316,336)
Balance, March 31, 2025	137,221,408	141,040,654	22,640,555	715,968	23,356,523	(162,761,721)	1,635,456

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2025
Unaudited - Expressed in Canadian dollars

1.	Nature of operations

Almaden Minerals Ltd. (the “Company” or “Almaden”) was formed by amalgamation under the laws of the Province of British Columbia, Canada on February 1, 2002. The Company is an exploration stage public company that is engaged directly in the exploration and development of exploration and evaluation property in Mexico. The Company’s shares are trade on the TSX Exchange under the symbol “AMM”. The address of the Company’s registered office is Suite 1710 –1177 West Hastings Street, Vancouver, BC, Canada V6E 2L3.

The Company is in the business of exploring and developing mineral projects while also seeking compensation from the Government of Mexico for actions which blocked the development of the Ixtaca project and ultimately retroactively terminated the Company’s mineral concessions, causing the loss of the Company’s investments in Mexico. The Company’s principal asset used to be the Ixtaca precious metals project located in Mexico. The Company has not yet determined whether this project has economically recoverable mineral reserves. The recoverability of amounts shown for mineral properties is dependent upon the establishment of a sufficient quantity of economically recoverable reserves, the ability of the Company to obtain the necessary financing or participation of joint venture partners to complete development of the properties, and upon future profitable production or proceeds from the disposition of exploration and evaluation assets.

These condensed consolidated interim financial statements were prepared on a “going concern” basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. As of March 31, 2025, the Company had a working capital surplus of $4,345,670 (December 31, 2024 – $4,419,904). The Company does not currently hold any revenue-generating properties and therefore continues to incur losses. The Company incurred a net loss for the three months ended March 31, 2025, of $1,316,336 (2024 – $753,066) and negative cash flows from operations of $142,045 for the three months ended March 31, 2025 (2024 – $347,852). As at March 31, 2025, the Company had an accumulated deficit of $162,761,721 (December 31, 2024 – $161,445,385). The Company’s ability to continue as a going concern is dependent upon its ability in the future to achieve profitable operations and in the meantime, to obtain the necessary financing to repay its liabilities when they become due. Management estimates that there is sufficient working capital to sustain operations for the next twelve months. External financing will be sought to finance the operations of the Company and enable the Company to continue its efforts towards the exploration and development of its mineral properties. There can be no assurance that steps management is taking will be successful. These condensed consolidated interim financial statements do not include adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern and such adjustments could be material.

2.	Basis of presentation

(a)	Statement of Compliance with International Financial Reporting Standards (“IFRS”)

These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance and compliance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

6

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2025
Unaudited - Expressed in Canadian dollars

2.	Basis of presentation (Continued)

(b)	Basis of preparation

These condensed consolidated interim financial statements include the accounts of the Company and its subsidiaries. This interim financial report does not include all of the information required of a full annual financial report and is intended to provide users with an update in relation to events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the end of the last annual reporting period. It is therefore recommended that this financial report be read in conjunction with the annual audited consolidated financial statements of the Company for the year ended December 31, 2024. However, this interim financial report provides selected significant disclosures that are required in the annual audited consolidated financial statements under IFRS.

Except as described below, these condensed consolidated interim financial statements follow the same accounting policies and methods of application as the annual audited consolidated financial statements for the year ended December 31, 2024.

The changes in accounting policies are also expected to be reflected in the Company's consolidated financial statements as at and for the year ending December 31, 2025.

Certain amounts in prior years have been reclassified to conform to the current period presentation.

3.	Material accounting policies

These condensed consolidated interim financial statements do not include all note disclosures required by IFRS for annual financial statements and, therefore, should be read in conjunction with the annual financial statements for the year ended December 31, 2024. In the opinion of management, all adjustments considered necessary for fair presentation of the Company’s financial position, results of operations and cash flows have been included. Operating results for the three months ended March 31, 2025 are not necessarily indicative of the results that may be expected for the year ending December 31, 2025.

4.	Accounts receivable and prepaid expenses

Accounts receivable and prepaid expenses consist of the following:

	March 31,	December 31,
	2025	2024
Accounts receivable (Note 11(b))	$119,357	$239,265
Prepaid expenses	42,346	72,054
	$161,703	$311,319

During the period ended March 31, 2025, the Company has recorded value added taxes of $5,897 included in exploration and evaluation assets, as the value added tax relates to certain projects and is expected to be recovered when the assets are sold (Note 7).

7

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2025
Unaudited - Expressed in Canadian dollars

5.	Right-of-use assets and lease liabilities

The Company has lease agreements for its headquarter office space in Vancouver, B.C.

One lease containing an extension option exercisable only by the Company was exercised on November 22, 2021. The lease was therefore extended from March 31, 2022 to March 31, 2027. The Company reassessed this significant event as a lease modification and has estimated that the potential future lease payments under the extended lease term would result in an increase in lease liability by $508,799.

The continuity of lease liabilities is as follows:

	March 31, 2025	December 31, 2024
Opening balance	$277,105	$377,635
Less: lease payments	(32,981)	(131,095)
Interest expense	6,109	30,565
	250,233	277,105
Less: current portion of lease liabilities	(117,547)	(113,981)
Long-term portion of lease liabilities	$132,686	$163,124

The continuity of ROU assets is as follows:

	March 31, 2025	December 31, 2024
Opening balance	$228,875	$330,597
Less: amortization of ROU assets	(25,431)	(101,722)
	$203,444	$228,875

During the three months ended March 31, 2025, the Company recognized occupancy expenses of $9,894 (2024 - $9,894) related to short term leases.

As at March 31, 2025, the remaining payments for the operating lease are due as follows:

	2025	2026	2027	2028	2029	Total
Office lease	$43,492	$177,268	$44,523	—	—	$265,283

8

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2025
Unaudited - Expressed in Canadian dollars

6.	Property, plant and equipment

	Furniture and fixtures and other	Computer hardware	Computer software	Geological library	Field equipment	Mill equipment	Total
	$	$	$	$	$	$	$
Cost
December 31, 2024	160,941	273,135	198,981	51,760	245,647	6,568,841	7,499,305
Additions	—	—	—	—	—	12,154	12,154
March 31, 2025	160,941	273,135	198,981	51,760	245,647	6,580,995	7,511,459

Accumulated depreciation
December 31, 2024	155,729	261,979	195,628	51,257	240,313	—	904,906
Depreciation	261	837	251	25	267	—	1,641
March 31, 2025	155,990	262,816	195,879	51,282	240,580	—	906,547

Carrying amounts
December 31, 2024	5,212	11,156	3,353	503	5,334	6,568,841	6,594,399
March 31, 2025	4,951	10,319	3,102	478	5,067	6,580,995	6,604,912

On February 28, 2025, the Company signed a definitive agreement (the “Agreement”) to sell certain assets comprising the Rock Creek Mill for a purchase price of US$9,700,000 (the “Purchase Price”). Closing of the transaction is subject to certain conditions, including completion of a final inspection by the Purchaser. The Purchase Price is payable in certain instalments as follows:

•	US$2,000,000 is due within 14 days of the execution of the Agreement.
•	US$3,000,000 shall be paid upon verification of transport scheduling. (Note 17)
•	US$2,000,000 shall be paid following the final inspection.
•	US$2,700,000 shall be paid when the assets are prepared for shipment, subject to adjustment based on the final inspection.

15% of the Purchase Price is payable as a commission by Almaden to an equipment sales broker.

On March 13, 2025, the Company received a payment of US$1,700,000, net of broker’s commission, for the sale of the mill equipment pursuant to the executed Agreement. This amount is recorded as a deposit on the Statement of financial position as at March 31, 2025.

9

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2025
Unaudited - Expressed in Canadian dollars

7.	Exploration and evaluation assets

Tuligtic
Exploration and evaluation assets	$
Acquisition costs:
Opening balance - (December 31, 2024)	1
Closing balance - (March 31, 2025)	1
Deferred exploration costs:
Opening balance - (December 31, 2024)	—
Costs incurred during the period
Professional fees	74,319
Travel and accommodation	751
Environmental and permit	767
Value-added tax (Note 4)	5,897
Refund - Value-added tax	(24,632)
Impairment of deferred exploration costs	(57,102)
Total deferred exploration costs during the period	—
Closing balance - (March 31, 2025)	—
Total exploration and evaluation assets	1

During the three months ended March 31, 2025, the Company recorded an impairment of deferred exploration costs of $57,102 (2024 - $62,586) with respect to Tuligtic property due to the Mexican government’s action to revoke the Company’s mineral concession title and to prevent any further exploration and development plans on the Tuligtic property.

Title to exploration and evaluation assets involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral claims.

The following is a description of the Company’s most significant property interests:

(a)	Tuligtic

The Tuligtic property consisted of two mineral concessions which the Company applied for in 2002 and 2008. The mineral concessions were granted in 2003 and 2009, respectively (“the “Concessions”). The Company held a 100% interest in the Concessions subject to a 2.0% NSR royalty held by Almadex Minerals Ltd. (‘’Almadex”). The Concessions covered approximately 14,000 Ha, including certain endowed lands of the Ejido Tecoltemi, which comprise approximately 330 Ha. The Concessions are located in Puebla, Mexico and underpinned the discovery made by the Company in 2010, referred to as “Ixtaca”.

In April, 2015, an ejido community (“Ejido”), declared itself Indigenous and filed a lawsuit (“Lawsuit”) against Mexico (the President, Congress, Ministry of Economy, Directorate of Mines, Mining Registry Office), claiming that Mexico’s mineral title system was unconstitutional because Indigenous consultation was not required before the granting of mineral title. Under Mexican law, an ejido refers to a form of communal land tenure where a group of individuals, known as ejidatarios, collectively own and manage agricultural land.

10

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2025
Unaudited - Expressed in Canadian dollars

7.	Exploration and evaluation assets (Continued)

(a)	Tuligtic (Continued)

Upon learning of the Lawsuit, Almaden immediately sought to relinquish approximately 7,000 hectares of its mineral title area including the portion overlapping with the Ejido lands, believing that this would address the Ejido’s concerns. The reduced title area was confirmed by the Mexican mining authorities in 2017. However, the Ejido appealed this reduction, and in late 2020, the Mexican courts confirmed that the Company was obligated to continue in its possession of the larger title area.

In 2022, Mexico’s Supreme Court (“SCJN”) ruled on the Lawsuit. In effect, the SCJN ruling concluded that the Mexican mining law was not unconstitutional, but that the Mexican mining authority (“Economia”) had improperly issued the Claimants’ mineral titles as it had not incorporated Mexico’s Indigenous consultation obligations into the mineral title issuance procedures. The SCJN required that the Company’s two mineral titles be suspended, in order that the Company’s mineral title applications, originally made in 2002 and 2008 and approved in 2003 and 2009, could be reissued by Economia after it complied with its Indigenous consultation obligations.

The rights endowed by the Company’s mineral titles were suspended in June, 2022, and the Company began working cooperatively with Economia to facilitate what it thought would be the first ever Indigenous consultation in Mexico in respect of the granting of mineral titles. In October, 2022, however, the head of Economia was replaced and the Company’s access to Economia ceased.

In February, 2023, Economia filed a notice with the courts charged with implementing the SCJN decision, seeking to deny the two mineral title applications retroactively. The notice claimed that the applications contained alleged de minimis technical faults, despite Economia’s acceptance of the mineral title applications and grant of the mineral titles in 2003 and 2009. By alleging such de minimis technical faults in the mineral title applications, Economia breached Mexican domestic law and international law to deny arbitrarily and pre-emptively the grant of the mineral titles and thereby avoid the Indigenous consultation ordered by the SCJN. Such consultation would have been welcomed by both the Company and community members living in the area of influence of the Project.

Despite the legal appeals of the Company and surrounding community members that Indigenous consultation should proceed, the Mexican courts endorsed Economia’s position. Therefore, the mineral rights underpinning the Project were definitively cancelled and reverted to the Government of Mexico, and Indigenous consultation never occurred.

(b)	Other

Expenditures incurred by the Company in Mexico are subject to Mexican Value added tax (“VAT”). The VAT is included in exploration and evaluation assets as incurred. Under Mexican law, VAT paid can be used in the future to offset amounts resulting from VAT charged on sales. Under certain circumstances and subject to approval from tax authorities, a Company can also apply for an early refund of VAT prior to generating sales. During the three months ended March 31, 2025, the Company received a VAT recovery of $24,632 (2024 - $94,713) and other income of $7,159 (2024 - $26,786) related to a VAT refund from prior years which is recorded in interest and other income.

11

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2025
Unaudited - Expressed in Canadian dollars

8.	Gold loan payable and gold in trust

The Company has entered into a secured gold loan agreement (“Gold Loan”) with Almadex or the “Lender” pursuant to which Almadex has agreed to loan up to 1,597 ounces of gold bullion to the Company. The approximate value of this gold as at May 14, 2019 was USD$2,072,060 or $2,790,858.

Under the terms of the Gold Loan, the Company will be entitled to draw-down the gold in minimum 400 ounce tranches. At any given time, the amount of gold ounces drawn multiplied by the London Bullion Market Association (“LBMA”) AM gold price in US dollars, plus any accrued interest or unpaid fees, shall constitute the Loan Value.

The maturity date for the Gold Loan was March 31, 2024, and can be extended by two years at the discretion of the Company (the “Term”). Repayment of the Loan Value shall be made either through delivery of that amount of gold drawn, or through the issuance of common shares of the Company (“Shares”), according to the Lender’s discretion. Mandatory prepayment shall be required in the event that the Company’s Ixtaca gold-silver project located in Puebla State, Mexico (the “Ixtaca Project”) enters into commercial production during the Term, requiring the Company to deliver 100 gold ounces per month to the Lender. In addition, the Company has the right to pre-pay the Loan Value at any time without penalty, in either gold bullion or Shares as chosen by the Lender, and the Lender has the right to convert the Loan Value into Shares at any time during the Term. The conversion rate is equal to 95% of the 5 trading day volume weighted average price of the Share on the Toronto Stock Exchange or an equivalent.

The annual interest rate of the Gold Loan is 10% of the loan value at drawdown date, calculated monthly, paid in arrears. Interest payments can either be accrued to the Loan Value, or paid by the Company in cash or gold bullion. A standby fee of 1% per annum, accrued quarterly, will be applied to any undrawn amount on the Gold Loan.

In addition, the Company has issued Almadex 500,000 transferable share purchase warrants (“Warrants”), with an exercise price of $1.50 per Share and expiry date of May 14, 2024 as an arrangement fee to cover the administrative costs of setting up the credit facility. These warrants were valued at $50,000 using the Black-Scholes option-pricing model with the following assumptions: expected life of five years, risk-free interest rate of 1.54%, expected dividend yield of 0% and expected volatility of 44.25%.

Security for the loan is certain equipment related to the Rock Creek Mill, which is not required for the Ixtaca Project. The Gold Loan includes industry standard provisions in the event of default, material breach and change of control.

The Gold Loan was recorded at fair value at inception and is subsequently measured at fair value through profit or loss plus accrued interest at 10% per annum. Fair value is based on market price of gold at the end of each reporting period.

On March 12, 2024, the Company formally notified the Lender to extend the maturity date of the Gold Loan from March 31, 2024 to March 31, 2026. On June 26, 2024, the Gold Loan was amended by both the Lender and the Company in connection with its Ixtaca Project and to extend the maturity date from March 31, 2026 to March 31, 2030. The amendment resulted in a substantial modification of the Gold Loan; accordingly the Company derecognized the existing liability and recognized the new liability at fair value, resulting in a loss on substantial modification of $372,941.

12

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2025
Unaudited - Expressed in Canadian dollars

8.	Gold loan payable and gold in trust (Continued)

Upon maturity date, at the discretion of the Lender, Almadex still has the right to convert the Loan Value into Shares at the same conversion rate. However, the maximum number of Shares issuable is at 13,722,000 Shares. If any additional payments are required, the balance of the Loan Value shall be paid by gold bullion.

The continuity of gold loan payable and derivative financial liabilities are as follows:

	March 31, 2025	December 31, 2024
Gold loan payable – opening balance	$8,128,263	$5,659,118
Interest and standby fees expense	78,202	295,551
Fair value adjustments	1,169,390	1,199,904
Loss on derecognition	—	372,941
Foreign exchange difference	10,030	600,749
Gold loan payable – closing balance	$9,385,885	$8,128,263

As at March 31, 2025, Almaden has 397 ounces of gold bullion on its account at a fair value of $1,780,605.

The continuity of gold in trust are as follows:

	March 31, 2025		December 31, 2024
	Ounces	$	Ounces	$
Gold in trust, opening balance	397	1,491,281	397	1,082,801
Change in fair value through profit & loss	—	290,671	—	293,695
Foreign exchange difference	—	(1,347)	—	114,785
	397	1,780,605	397	1,491,281

9.	Share capital and reserves

(a)	Authorized share capital

At March 31, 2025, the authorized share capital comprised an unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid.

(b)	Share purchase option compensation plan

The Company’s stock option plan permits the issuance of options up to a maximum of 10% of the Company’s issued share capital. Stock options issued to any consultant or person providing investor relations services cannot exceed 2% of the issued and outstanding common shares in any twelve month period. At March 31, 2025, the Company had reserved 2,087,141 stock options that may be granted. The exercise price of any option cannot be less than the volume weighted average trading price of the shares for the five trading days immediately preceding the date of the grant.

13

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2025
Unaudited - Expressed in Canadian dollars

9.	Share capital and reserves (Continued)

(b)	Share purchase option compensation plan (Continued)

The maximum term of all options is five years. The Board of Directors determines the term of the option (to a maximum of five years) and the time during which any option may vest. Options granted to consultants or persons providing investor relations services shall vest in stages with no more than 25% of such option being exercisable in any three month period.

The Company’s stock option plan permits the option holder to exercise cashless by surrendering a portion of the underlying option shares to pay for the exercise price and the corresponding withholding taxes, if applicable.

The continuity of stock options for the three months ended March 31, 2025 is as follows:

Expiry date	Exercise price	December 31, 2024	Granted	Exercised	Expired	March 31, 2025
March 7, 2027	$0.38	1,000,000	—	—	—	1,000,000
June 10, 2027	$0.33	3,375,000	—	—	(15,000)	3,360,000
October 4, 2027	$0.30	755,000	—	—	—	755,000
December 16, 2027	$0.33	855,000	—	—	(15,000)	840,000
February 14, 2028	$0.30	600,000	—	—	—	600,000
April 3, 2028	$0.26	1,575,000	—	—	—	1,575,000
July 10, 2028	$0.16	2,470,000	—	—	—	2,470,000
September 19, 2028	$0.18	1,035,000	—	—	—	1,035,000
Options outstanding and exercisable		11,665,000	—	—	(30,000)	11,635,000
Weighted average exercise price		$0.27	—	—	$0.33	$0.27

10.	Related party transactions and balances

(a)	Compensation of key management personnel

Key management includes members of the Board, the Chair, the President and Chief Executive Officer, the Chief Financial Officer, and the Executive Vice President. The net aggregate compensation paid or payable to key management for services after recovery from Azucar Minerals Ltd. (Azucar) and Almadex (Note 10 (b)) is as follows:

	Three months ended March 31,
	2025	2024

Salaries and benefits	$65,350	$70,275
Director’s fees	26,250	33,750
	$91,600	$104,025

14

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2025
Unaudited - Expressed in Canadian dollars

10.	Related party transactions and balances (Continued)

(b)	Administrative Services Agreements

The Company recovers a portion of rent, office and license expenses from Azucar pursuant to an Administrative Services Agreement dated May 15, 2015 and First Amending Agreement dated December 16, 2015 between the Company and Azucar.

The Company also recovers a portion of rent, office and license expenses from Almadex pursuant to an Administrative Services Agreement dated March 29, 2018 between the Company and Almadex.

At March 31, 2025, the Company received $40,328 (2024 - $18,471) from Azucar for administrative services fees included in other income and received $254,278 (2024- $267,949) from Almadex for administrative services fees included in other income.

At March 31, 2025, included in accounts receivable is $15,256 (December 31, 2024 - $29,170) due from Azucar and $103,775 (December 31, 2024 - $193,155) due from Almadex in relation to expense recoveries.

Under the Administrative Services Agreements, the Company is the sole and exclusive manager of Azucar and Almadex that provides general management services, office space, executive personnel, human resources, geological technical support, accounting and financial services at cost with no mark-up or additional direct charge. The three companies are considered related parties through common officers.

(c)	Other related party transactions

During the three months ended March 31, 2025, the Company employed the Chairman’s daughter for a salary of $5,163 less statutory deductions (2024 - $5,163) for marketing and administrative services provided to the Company.

11.	Net loss per share

Basic and diluted net loss per share

The calculation of basic net loss per share for the three months ended March 31, 2025 was based on the loss attributable to common shareholders of $1,316,336 (2024 - $753,066) and a weighted average number of common shares outstanding of 137,221,408 (2024 – 137,221,408).

The calculation of diluted net loss per share for the period ended March 31, 2025 and 2024 did not include the effect of stock options and warrants, as they were considered to be anti-dilutive.

12.	Supplemental cash flow information

Supplemental information regarding the split between cash and cash equivalents is as follows:

15

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2025
Unaudited - Expressed in Canadian dollars

12.	Supplemental cash flow information (Continued)

	March 31, 2025	December 31, 2024

Cash	$642,588	$785,180
Term Deposits	4,712,800	2,370,570
	$5,355,388	$3,155,750

13.	Financial instruments

The fair values of the Company’s cash and cash equivalents, accounts receivable and trade and other payables approximate their carrying values because of the short-term nature of these instruments.

Except for warrant liability and gold loan payable, the Company does not carry any financial instruments at FVTPL.

The Company is exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest rate risk and commodity and equity price risk.

(a)	Currency risk

The Company’s property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian dollar, the US dollar and the Mexican peso. The Company does not invest in foreign currency contracts to mitigate the risks.

As at March 31, 2025, the Company is exposed to foreign exchange risk through the following monetary assets and liabilities denominated in currencies other than the functional currency of the applicable subsidiary:

All amounts in Canadian dollars	US dollar	Mexican peso
Cash and cash equivalents	$4,552,756	$131,639
Accounts receivable and prepaid expenses	—	325
Gold in trust	1,780,605	—
Total assets	$6,333,361	$131,964

Trade and other payables	$1,964	$2,480
Deposit	2,443,920	—
Gold loan payable	9,385,885	—
Total liabilities	$11,831,769	$2,480

Net assets	$(5,498,408)	$129,484

A 10% change in the US dollar exchange rate relative to the Canadian dollar would change the Company’s net loss by $550,000.

16

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2025
Unaudited - Expressed in Canadian dollars

13.	Financial instruments (Continued)

(a)	Currency risk (Continued)

A 10% change in the Mexican peso relative to the Canadian dollar would change the Company’s net loss by $13,000.

(b)	Credit risk

The Company’s cash and cash equivalents are held in large financial institutions, located in both Canada and Mexico. Cash equivalents mature at less than ninety days during the twelve months following the statement of financial position date. The Company’s accounts receivable consists of amounts due from related parties which are subsequently collected.

To mitigate exposure to credit risk on cash and cash equivalents, the Company has established policies to limit the concentration of credit risk with any given banking institution where the funds are held, to ensure counterparties demonstrate minimum acceptable credit risk worthiness and ensure liquidity of available funds.

As at March 31, 2025, the Company’s maximum exposure to credit risk is the carrying value of its cash and cash equivalents, and accounts receivable.

(c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure. Liquidity risk is considered low as the Company has sufficient cash and cash equivalent to meet its current liabilities.

Trade and other payables are due within twelve months of the statement of financial position date.

(d)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to varying interest rates on cash and cash equivalents. The Company has no debt bearing variable interest rate.

A 1% change in the interest rate would change the Company’s net loss by $55,000.

(e)	Commodity and equity price risk

The ability of the Company to explore its exploration and evaluation assets and the future profitability of the Company are directly related to the market price of gold and other precious metals. The Company monitors gold prices to determine the appropriate course of action to be taken by the Company. Equity price risk is defined as the potential adverse impact on the Company’s performance due to movements in individual equity prices or general movements in the level of the stock market.

17

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2025
Unaudited - Expressed in Canadian dollars

13.	Financial instruments (Continued)

(e)	Commodity and equity price risk (Continued)

A 1% change in the commodity price would change the Company’s net loss by $18,000.

(f)	Classification of financial instruments

IFRS 13 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets and liabilities measured at fair value by level within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
	$	$	$	$
Gold loan payable	—	9,385,885	—	9,385,885

14.	Management of capital

The Company considers its capital to consist of components of equity. The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration of its exploration and evaluation assets and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company considers its capital to consist of components of equity. The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration of its exploration and evaluation assets and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares and, acquire or dispose of assets.

In order to maximize ongoing exploration efforts, the Company does not pay out dividends. The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with short term maturities, selected with regards to the expected timing of expenditures from continuing operations.

18

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2025
Unaudited - Expressed in Canadian dollars

14.	Management of capital (Continued)

The Company expects its current capital resources will be sufficient to carry its exploration plans and operations for the foreseeable future. There were no changes to the Company’s approach to the management of capital during the period. The Company has no externally imposed capital requirements.

15.	Segmented information

The Company operates in one reportable operating segment, being the acquisition and exploration of mineral resource properties.

The Company’s non-current assets are located in the following geographic locations:

	March 31, 2025	December 31, 2024
Canada	$226,197	$253,209
United States	6,580,995	6,568,840
Mexico	1,165	1,226
	$6,808,357	$6,823,275

16.	Commitments and contingencies

ICSID Arbitration

On June 27, 2024, the Company formally commenced international arbitration proceedings (the “Claim”) against the United Mexican States (“Mexico”) under the CPTPP, by filing a Request for Arbitration. Almaden is pursuing this arbitration together with Almadex, on behalf of themselves and their Mexican subsidiaries (the “Claimants”). Through a subsidiary, Almadex held a 2% net smelter return royalty on the Ixtaca project.

The Claim is being prosecuted pursuant to the established and enforceable legal framework of the International Centre for Settlement of Investment Disputes (“ICSID”) as Mexico terminated the Company’s mineral concessions. The Company has now filed its memorial pursuant to the Claim and based on an independent valuation the Claimants are seeking damages of US$1.06 billion, in the aggregate. This number will be further updated as the Claim proceeds, to reflect future movements in precious metal prices, exchange rates, interest rates, and other factors.

As the Claim is in its preliminary stages, the Company cannot determine the likelihood of succeeding in collecting any amount, as such it has not accrued any amounts in the condensed consolidated interim financial statements with respect to the Claim.

Litigation management agreement

On June 26, 2024, the Company agreed with Almadex and its Mexican subsidiary to streamline the management of the arbitration proceedings by entering into a Litigation Management Agreement (“LMA”). Under the LMA, Almaden will bear the up-front costs of the arbitration and provide overall direction to the arbitration process for itself and its subsidiaries, as well as Almadex and its subsidiaries, with certain limitations. Almadex will remain a party to the arbitration and continue in its cooperation and support of the process.

19

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2025
Unaudited - Expressed in Canadian dollars

16.	Commitments and contingencies (Continued)

Litigation management agreement (Continued)

Should the arbitration proceedings result in an award of damages, the pro rata portion of those damages, if any, which may be attributable to Almadex from the 2.0% NSR royalty it held on the Ixtaca project will be determined. Almadex’s award will consist of this pro rata portion, less its pro-rata share of the costs of pursuing the legal claims, including the financing costs (the “Almadex Award”). Almadex will compensate Almaden in the amount of 10% of the Almadex Award in exchange for managing the claim proceedings.

Litigation funding agreement

On June 26, 2024, the Company entered into a litigation funding agreement (the “LFA”) with a leading legal finance provider (the “Funder”). The LFA provides up to US$9.5 million in non-recourse funding for the Company to pursue its international arbitration proceedings (the “Claims”) against Mexico under the CPTPP. This funding is expected to cover all legal, tribunal and external expert costs of the legal claims, as well as some corporate operating expenses as may be required. The funding is repayable in the event that a damages award is recovered from Mexico, with such repayment being a contingent entitlement to those damages.

As at March 31, 2025, the cumulative legal and arbitration costs covered by the LFA totaled US$2,595,054 (December 31, 2024 - US$1,373,960). Should the Claims result in the receipt of a damages award (“Claim Proceeds”), the Funder shall be entitled to the return of its funding capital outlay, plus a preferred return.

17.	Subsequent event

On April 3, 2025, the Company received an instalment payment of US$2,550,000, net of broker’s commission, for the sale of the mill equipment pursuant to the executed Agreement.

20